SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2007, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated March 22, 2007, entitled "EMPEROR CONFIRMS THE SALE OF VATUKOULA MINE AND THE FIJI ASSETS OF EMPEROR MINES LIMITED"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: March 23, 2007

By: /s/ Themba Gwebu

      Name: Themba Gwebu

      Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

EMPEROR CONFIRMS THE SALE OF VATUKOULA MINE AND THE FIJI ASSETS OF EMPEROR MINES LIMITED

Emperor Mines Limited ("Emperor") (ASX:EMP) announces that it has signed an agreement to sell all its Fijian assets, including the foundation Vatukoula Mine, to Westech Gold PTY Limited ("Westech"), a private company incorporated in Australia.

Under the agreement, Emperor is selling 100% of its shares in the Australian incorporated companies, which in turn own the Fijian assets of the Emperor group.

With immediate effect, all assets and liabilities of the Emperor Fijian operations will be transferred to Westech.

Announcing the sale in Brisbane today, Emperor Chief Executive, Mr Brad Gordon, said that the sale and transfer of Fiji assets and liabilities was particularly important at this time, because it allowed the company to draw a line under its activities in Fiji, and concentrate on the restructuring process announced earlier this year.

"We can now confirm the sale of all Fijian company assets, something we considered essential to stem the cash flow drain on the Emperor group occasioned by the ongoing costs of care and maintenance at Vatukoula."

Frazer Bourchier, the former General Manager of Fiji operations for Emperor Mines, said today that the sale paves the way forward for future operations and investment in the Vatukoula district by the new owners, and represents the end of a chapter for Emperor Mines.

"I would like to personally thank those who have been involved in this process and I truly believe we have achieved an outcome that is good for the companies involved, good for the community of Vatukoula, and good for the Republic of Fiji."

MORE INFORMATION:
Patrick Bindon - Director – Corporate Communications, Emperor Mines Limited
MOBILE +61 438 757 525

pbindon@emperor.com.au

Johannesburg
22 March 2007

Sponsor
Standard Bank